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SEC FILE NUMBER
8-70158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SERIESONE SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

42 Broadway, Suite 12-129
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Hussain	305-310-7644	tony@seriesonesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HLB Gravier, LLP
(Name – if individual, state last, first, and middle name)

396 Alhambra Circle, Suite 900	Coral Gables	FL	33134
(Address)	(City)	(State)	(Zip Code)

09/01/2009	#3676
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Hussain, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SeriesOne Securities, LLC, as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SILVIO LACAYO
Notary Public - State of Florida
Commission # GG 948343
My Comm. Expires Jan 16, 2024
Bonded through National Notary Assn.

Notary Public

Signature: DocuSigned by: Anthony Hussain 4797A5412008474

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SERIESONE SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2023

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of SeriesOne Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SeriesOne Securities, LLC as of June 30, 2023, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SeriesOne Securities, LLC as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SeriesOne Securities, LLC's management. Our responsibility is to express an opinion on SeriesOne Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SeriesOne Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has determined that unless the Company generates enough revenue or continues to be funded by its members, there is substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 6.

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

Auditor's Report on Supplemental Information

Schedule I, Computation of Net Capital under Rule 15c3-1 and Schedule II, Information Regarding Applicability of Rule 15c3-3 (the "Supplementary Information") of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of SeriesOne Securities, LLC's financial statements.

Schedule I, Computation of Net Capital under Rule 15c3-1 and Schedule II, Information Regarding Applicability of Rule 15c3-3 is the responsibility of SeriesOne Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the Schedule of the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

HLB Gravier, LLP

We have served as SeriesOne Securities, LLC's auditor since 2020.

Coral Gables, Florida

September 11, 2023

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED JUNE 30, 2023

The accompanying notes are an integral part of these financial statements.

ASSETS	
Cash and cash equivalents	$ 13,721
Prepaid assets	1,147
Total assets	**$ 14,868**
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable	$4,000
Members' Equity	10,868
Total liabilities and members' equity	**$ 14,868**

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2023

The accompanying notes are an integral part of these financial statements.

REVENUES	
Interest Income	$ 299
Total Revenues	**299**
EXPENSES	
Professional Fees	11,000
Regulatory Fees	3,770
Other Expenses	1,145
Total Expenses	**15,915**
Net Loss	**$ 15,616**

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2023

The accompanying notes are an integral part of these financial statements.

Members' Equity as of June 30, 2022	$ 9,484
Contributions	17,000
Net Loss	(15,616)
Members' Equity as of June 30, 2023	**$ 10,868**

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2023

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities	
Net loss	$ (15,616)
Adjustments to reconcile net loss to cash used in operating activities:	
Changes in assets and liabilities	
Increase in prepaid assets	(33)
increase in accounts payable	1,911
Net cash used in operating activities	(13,738)
Cash flows from financing activities	
Capital contributions	17,000
Net Increase in cash	$3,262
Cash as of the beginning of year	10,459
Cash as of the end of year	**$ 13,721**

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2023

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS

SeriesOne Securities, LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed for the purpose of providing broker dealer services including financial advisory services, mergers and acquisition services, and to engage in private placement of securities and similar services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company considers money market mutual funds and other highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgements

Revenue from contracts with customers includes fees from advisory services, capital introduction placements and retainer fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2023

Significant Judgements (Continued)

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. The Company records placement revenues at the point in time the placement is complete and the amounts are reasonably determinable. Retainer fees are recorded as earned. In some circumstances, significant judgment may be needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Income Taxes

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes; it therefore does not incur income taxes at the Company level. Instead, its earnings and losses are passed through to the members and included in the calculation of each member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company is subject to New York City Unincorporated Business Tax.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commitments and Contingencies

The Company can be exposed to various asserted and unasserted potential claims encountered in the normal course of business. Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of June 30, 2023 no such liabilities, commitments, or claims where recorded or threatened.

NOTE 3. RELATED PARTY TRANSACTIONS

In accordance with a services agreement, the Company's affiliate company can pay for various specified expenses for which the Company can compensate the affiliate in the form of a management fee and for various other expenses, such as sundry professional services, for which the Company does not reimburse the affiliate. The affiliate agreed to pay other expenses on behalf of the Company without seeking reimbursement. As of June 30, 2023 there were no expenses paid by the affiliate nor management fees paid to such affiliate.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2023

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 thereafter and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2023 the Company's net capital was $9,447 which was $4,447 in excess of its minimum requirement of $5,000 and Its aggregated indebtedness ratio was 0.4234 to 1.

NOTE 5. COMPLIANCE WITH RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 6. GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its members, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor but should the Company have a need for capital it will be able to rely upon its members to infuse capital to cover overhead should that become necessary.

NOTE 7. EMPHASIS OF MATTER

As discussed in Note 6 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness to and ability to continue providing the necessary capital for the Company.

NOTE 8. SUBSEQUENT EVENTS

In accordance with the Accounting Standards Codification ("ASC") 855, the Company has evaluated subsequent events and transactions for potential recognitions and/or disclosure through September 11, 2023, which is the date the financial statements were available to be issued and determined that there were no significant items affecting the accompanying financial statements that required such recognition or disclosure.

SUPPLEMENTARY INFORMATION

SERIESONE SECURITIES, LLC

SCHEDULE I

COMPUTATION FOR THE DETERMINATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2023.

Members' equity	$10,868
Deductions and/or Charges	
Prepaid Assets	1,147
Net Capital before Haircuts	9,721
Haircuts	274
Net Capital	9,447
Less: Minimum net capital requirements	
Greater of 6 2/3% of aggregated indebtedness or $5,000	5,000
Excess Net Capital	$4,447
Aggregated Indebtedness:	
Accounts Payable	$4,000
Ratio of Aggregated Indebtedness to Net Capital	0.4234

There are no differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5 Part IIA filing made on July 25, 2023.

See report of independent registered public accounting firm

SCHEDULE II

INFORMATION REGARDING APPLICABILITY OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED AS OF JUNE 30, 2023.

The Company does not hold customers' cash or securities. Accordingly, it has no obligation under the Securities and Exchange Commission Rule 15c3-3 throughout this fiscal year.

SERIESONE SECURITIES, LLC

RULE 15c3-3 EXCEMPTION REPORT

FOR THE YEAR ENDED JUNE 30, 2023.

To the best of its knowledge and belief, the under signer of SeriesOne Securities, LLC ("The Company") states the following:

The Company did not claim an exemption under paragraph (k) of the SEC Rule 15c3-3 in reliance upon Footnote 74 of the SEC release No.34-70073 and Question #8 of the related FAQ's released by the Securities and Exchange Commission ("SEC") staff.

The Company may file an exemption report because it had no obligation under sec Rule 15c3-3, as the Company did not handle cash or securities on behalf of its customers without any exceptions throughout the fiscal year ending on June 30, 2023 since its business was limited to private placements, success fees and mergers, acquisitions, advisory services, and similar services.

DocuSigned by:

Anthony Hussain

4797A5412808474...

SeriesOne Securities LLC Chief Executive Officer

See report of independent registered public accounting firm

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of SeriesOne Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which SeriesOne Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and financial advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SeriesOne Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SeriesOne Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

HLB Gravier, LLP

HLB Gravier, LLP

Coral Gables, Florida

September 11, 2023

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com